Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 16 DATED JANUARY 18, 2013
TO THE PROSPECTUS DATED APRIL 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012, supplement no. 6 dated July 25, 2012, supplement no. 7 dated August 13, 2012, supplement no. 8 dated August 16, 2012, supplement no. 9 dated October 24, 2012, supplement no. 10 dated November 6, 2012, supplement no. 11 dated November 8, 2012, supplement no. 12 dated November 9, 2012, supplement no. 13 dated December 17, 2012, supplement no. 14 dated January 9, 2013 and supplement no. 15 dated January 16, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the amendments to the dividend reinvestment plan and the share redemption program.
Second Amended and Restated Dividend Reinvestment Plan
On January 17, 2013, our board of directors approved a second amended and restated dividend reinvestment plan (the “Amended Dividend Reinvestment Plan”). The Amended Dividend Reinvestment Plan will be effective for purchases under the plan on or after January 28, 2013, which is 10 days after filing this supplement. Pursuant to the Amended Dividend Reinvestment Plan, the purchase price of shares of our common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the price to acquire a share of common stock in the Company’s public offering. The current price per share of our common stock is $10.00 and shares of our common stock issued under the Amended Dividend Reinvestment Plan will be issued for $9.50 per share until we announce an updated primary offering selling price.  We currently expect to announce and implement an updated primary offering selling price for new purchases of common stock in this offering on February 27, 2013.
Also, pursuant to the Amended Dividend Reinvestment Plan, once we establish an estimated value per share for a purpose other than to set the price to acquire shares of common stock in one of our public offerings, the purchase price of shares of our common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the estimated value per share of our common stock.  We currently expect to establish an estimated value per share of common stock, for a purpose other than to set the price to acquire a share in one of our public offerings, after completion of our offering stage.  Our offering stage will be complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings - and have not done so for up to 18 months.
If we publicly announce in a filing with the Securities and Exchange Commission (the “SEC”) a new estimated value per share, a stockholder who participates in the Amended Dividend Reinvestment Plan (the “Participant”) shall have no less than two business days after the date of such announcement to notify us in writing of the Participant’s termination, which will be effective for the next date shares are purchased under the Amended Dividend Reinvestment Plan.
There were no other changes to the Amended Dividend Reinvestment Plan.
Second Amended and Restated Share Redemption Program
On January 17, 2013, our board of directors approved a second amended and restated share redemption program (the “Amended Share Redemption Program”). The Amended Share Redemption Program will be effective for redemptions under the program on or after February 17, 2013 which is 30 days after filing this supplement. Under the Amended Share Redemption Program, we will redeem shares as a percentage of the price paid to acquire common shares from us for ordinary redemptions. Ordinary redemptions are all redemptions other than those sought in connection with a stockholder’s death, Qualifying Disability (as defined in the Amended Share Redemption Program) or Determination of Incompetence (as defined in the Amended Share Redemption Program).

Pursuant to the Amended Share Redemption Program, we will redeem shares under the program as follows:

•	92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.
Notwithstanding the above, once we establish an estimated value per share of the common stock for a purpose other than to set the price to acquire a share in one of the public offerings after the completion of our offering stage, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor and/or an independent valuation firm.
There were no other changes to the Amended Share Redemption Program. Our board of directors may amend, suspend or terminate the program upon 30 days’ notice. We may provide notice by including such information (a) in a supplement or our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to our stockholders.

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